================================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of November, 2007

                         Commission File Number: 0-30852

                          GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                          Tte. Gral. Juan D. Peron 456
                       (C1038AAJ) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

================================================================================

                                    FORM 6-K

                           COMMISSION FILE NO. 0-30852

 MONTH FILED                   EVENT AND SUMMARY                  EXHIBIT NO.
November, 2007      Financial Results of the Registrant              99.1
                    for the quarter ended September 30, 2007.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  GRUPO FINANCIERO GALICIA S.A.
                                                  (Registrant)


Date: November 13, 2007                           By: /s/Antonio Garces
                                                      -------------------------
                                                  Name:  Antonio Garces
                                                  Title: Chief Executive Officer

                                  EXHIBIT 99.1

                                      [GRAPHIC OMITTED] GRUPO FINANCIERO GALICIA

FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:

Pablo Firvida
VP Investor Relations
Telefax: (5411) 4343-7528
pfirvida@gfgsa.com
investorelations@gfgsa.com
www.gfgsa.com

         GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS
                     THIRD QUARTER ENDED SEPTEMBER 30, 2007

     o (Buenos Aires, Argentina, November 12, 2007) - Grupo Financiero Galicia S.A. ("Grupo Galicia", "GFG") (Buenos Aires Stock Exchange:
          GGAL /NASDAQ: GGAL) today announced its consolidated financial results for the third quarter of fiscal year 2007, ended September 30, 2007.

NET INCOME FOR THE QUARTER ENDED SEPTEMBER 30, 2007

     o Net income for the third quarter ended September 30, 2007 was Ps.6.9 million. This result was mainly generated by our participation in Banco de Galicia y Buenos Aires S.A. (the "Bank"). Net income per share was Ps.0.006, equivalent to Ps.0.06 per ADS.

     o The Bank's net income for the quarter was Ps. 7.5 million, and its adjusted net income, which excludes the amortization of the legal injuctions (amparos) and the adjustment to the valuation of public-sector assets was Ps. 59.4 million.

     o During the quarter, Grupo Galicia exercised its preemptive rights and subscribed for 93.6 million shares of the Bank. The consideration consisted of i) US$ 102.2 million face value of negotiable obligations issued by the Bank due in 2014 and ii) cash.

     o In order to pay for a portion of the new shares with cash, Grupo Galicia entered into a loan agreement for an amount of US$80 million. After the capital increase, Grupo Galicia holds 94.66% of the shares of the Bank, up from 93.6%.

     o The table below shows per-share result information, based on Grupo Galicia's financial statements.

                                                             In pesos
                                           -------------------------------------------------
                                            FY 2007      FY 2006      NINE MONTHS ENDED AT:
                                           ----------   ----------   -----------------------
                                              3 Q          3 Q
EARNINGS PER SHARE                          09/30/07     09/30/06     09/30/07     09/30/06
----------------------------------------   ----------   ----------   ----------   ----------
Total Average Shares (in thousands)         1,241,407    1,239,793    1,241,407    1,240,840
Total Shares Outstanding (in thousands)     1,241,407    1,239,793    1,241,407    1,239,793
 Book Value per Share                           1.297        1.371        1.297        1.371
 Book Value per ADS (*)                        12.970       13.710       12.970       13.710
 Earnings per Share                             0.006        0.027        0.001        0.059
 Earnings per ADS (*)                           0.060        0.270        0.010        0.590

(*) 1 ADS = 10 ordinary shares

     o Grupo Galicia's net income for the third quarter represents an annualized return of 0.49% on average assets and of 1.73% on average shareholders' equity.

                                                               Percentages
                                        ---------------------------------------------------------
                                          FY 2007        FY 2006        NINE MONTHS ENDED AT:
                                        ------------   ------------   ---------------------------
                                            3 Q            3 Q
PROFITABILITY                             09/30/07       09/30/06       09/30/07       09/30/06
-------------------------------------   ------------   ------------   ------------   ------------
Return on Average Assets (*)                    0.49           0.66           0.16           0.50
Return on Average Shareholders Equity (*)       1.73           7.88           0.12           5.94

(*) Annualized.

NET INCOME BY BUSINESS

     o    The table below shows the breakdown of net income by business.

     o "Income from stake in Sudamericana Holding" line includes the results from our interest in such company as of June 30, 2007.

     o "Income from stake in other companies" includes the results from our interests in Net Investment, Galicia Warrants and Galval as of September 30, 2007.

     o The "Deferred tax adjustment" line shows the income tax charge determined by Banco Galicia's subsidiaries in accordance with the deferred tax method. This adjustment was not performed in Banco Galicia because Argentine Central Bank regulations do not contemplate the application of the deferred tax method.

     o The "Other income GFG" line mainly includes the administrative expenses and the financial expenses.

     o "Income tax" shows a positive result due to the fact that since this quarter the Company does not have the financial income related to the negotiable obligations and began to accrue the financial expenses related to the loan taken for the capitalization of the Bank.

                                                                    In millions of pesos
                                                    ----------------------------------------------------
                                                             FY 2007              NINE MONTHS ENDED AT
                                                    ------------------------    ------------------------
NET INCOME BY BUSINESS                                3RD. Q       2ND. Q       09/30/07      09/30/06
-------------------------------------------------   ----------    ----------    ----------    ----------
Income from stake in Banco Galicia (94.66%) (*)            7.1           7.2         (19.6)        (16.1)
Income from stake in Sudamericana Holding (87.5%)          3.1           3.6          10.6           7.0
Income from stake in other companies                       0.5           0.3           0.8           1.0
Deferred tax adjustment                                    2.7           2.5           8.4           5.8
Adjustment of treasury shares                                -             -             -          (3.1)
Other Income GFG                                          (8.5)         (0.9)          4.2         122.1
Income tax                                                 2.0          (0.1)         (3.0)        (43.4)
Net Income for the period                                  6.9          12.6           1.4          73.3

(*) Until August 2, 2007 stake in Banco Galicia was 93.6%

CONFERENCE CALL

On Tuesday November 13, 2007, at 11:00 A.M. Eastern Standard Time (1:00 P.M. Buenos Aires Time), Grupo Galicia will host a conference call to review this results.

The call-in number is: (719) 325-4795

If you are unable to participate in the call, a replay will be available from Tuesday, November 13, 2007, at 03:00 P.M. Eastern Standard Time until Saturday, November, 17, 2007, at 12:00 P.M. Eastern Standard Time dialing (719) 457-0820, pass code: 3098940.

--------------------------------------------------------------------------------
This report is a summary analysis of Grupo Galicia's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with Banco Galicia's press release (www.bancogalicia.com.ar) and Grupo Galicia's financial statements, as well as with all other material periodically filed with the Comision Nacional de Valores (www.cnv.gov.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar), the Bolsa de Comercio de Cordoba and Nasdaq (www.nasdaq.com). Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.
--------------------------------------------------------------------------------

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                                  In millions of pesos
                                                          ------------------------------------------------------------------------
                                                            09/30/07       06/30/07       03/31/07       12/31/06       09/30/06
                                                          ------------   ------------   ------------   ------------   ------------
CASH AND DUE FROM BANKS                                        2,625.5        2,057.8        2,062.6        2,294.8        1,629.4
GOVERNMENT AND CORPORATE SECURITIES                            2,238.7        3,571.2        2,272.4        3,188.6        3,456.4
LOANS                                                         10,929.6        9,910.9       10,712.8       10,525.0       11,157.3
OTHER RECEIVABLES RESULTING FROM FINANCIAL
BROKERAGE                                                      3,198.6        3,378.5        3,841.0        5,412.8        7,187.0
EQUITY IN OTHER COMPANIES                                         43.7           42.2           40.5           35.6           64.4
BANK PREMISES AND EQUIPMENT, MISCELLANEOUS
AND INTANGIBLE ASSETS                                          1,255.2        1,250.5        1,263.3        1,264.2        1,229.9
OTHER ASSETS                                                   1,477.9        1,065.2        1,005.9          894.4          731.7
TOTAL ASSETS                                                  21,769.2       21,276.3       21,198.5       23,615.4       25,456.1
DEPOSITS                                                      12,748.3       12,438.8       11,858.1       10,779.4       10,412.7
  - Non-Financial Government Sector                              207.7          202.7           79.7           63.9           62.7
  - Financial Sector                                             159.5          156.1          153.9          154.3          199.3
  - Non-Financial Private Sector and Residents Abroad         12,381.1       12,080.0       11,624.5       10,561.2       10,150.7
    - Current Accounts                                         2,465.7        2,439.2        2,080.1        1,982.8        1,790.9
    - Savings Accounts                                         3,014.8        2,816.8        2,647.5        2,442.9        2,367.8
    - Time Deposits                                            6,467.2        6,433.8        6,536.0        5,789.3        5,638.0
    - Investment Accounts                                          3.6            5.5            5.6            4.0            4.0
    - Other                                                      302.8          232.7          209.8          211.3          222.7
    - Accrued interest and quotation diferences payable          127.0          152.0          145.5          130.9          127.3
OTHER BANKS AND INTERNATIONAL ENTITIES                           865.1          361.7          447.0        1,125.7        1,137.1
NEGOTIABLE OBLIGATIONS                                         3,229.6        3,686.4        3,511.2        3,587.0        3,294.7
OTHER LIABILITIES                                              3,120.0        3,011.2        3,626.0        6,347.6        8,753.6
MINORITY INTERESTS                                               196.3          175.3          165.9          167.2          157.9
TOTAL LIABILITIES                                             20,159.3       19,673.4       19,608.2       22,006.9       23,756.0
SHAREHOLDERS' EQUITY                                           1,609.9        1,602.9        1,590.3        1,608.5        1,700.1
INFLATION AND EXCHANGE RATE
  Retail Price Index (%) (**)                                     1.90           1.61           2.23           2.57           2.09
  Wholesale Price Index (%) (**)                                  4.02           5.37           1.75           0.68           1.29
  C.E.R. (%) (**)                                                 1.50           1.91           2.52           2.46           1.65
  Exchange Rate ($/U$S) (***)                                   3.1495         3.0908         3.1007         3.0695         3.1043

(*) Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 - Law 19550).
(**) Variation within the quarter.
(***) Last working day of the quarter. Source B.C.R.A. - Comunique "A" 3500 - Reference Exchange Rate

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                                  In millions of pesos
                                                            ------------------------------------------------------------------
QUARTER ENDED:                                               09/30/07      06/30/07     03/31/07      12/31/06       09/30/06
---------------------------------------------------------   ----------    ----------    ----------    ----------    ----------
FINANCIAL INCOME                                                 518.4         451.8         476.9         428.7         514.3
  - Interest on Cash and Due From Banks                            4.1           2.0           3.7           0.6           0.3
  - Interest on Loans to the Financial Sector                      0.5           0.2           2.3           1.0           0.6
  - Interest on Overdrafts                                        32.1          25.1          19.6          21.0          20.6
  - Interest on Notes                                             75.7          61.4          59.8          58.1          51.5
  - Interest on Mortgage Loans                                    26.0          22.2          20.6          20.3          19.0
  - Interest on Pladge Loans                                       3.4           2.8           2.5           2.2           2.0
  - Interest on Credit Card loans                                111.9         101.6          90.7          89.6          65.2
  - Interest on Other Loans                                       56.6          42.7          40.1          36.5          27.1
  - Net Income from Government and Corporate Securities           81.5          66.9          35.5         (66.5)         66.7
  - On Other Receivables Resulting from Financial
   Brokerage                                                       8.8           7.4          10.3          34.7          48.1
  - Net Income from Guaranteed Loans-Decree 1387/01               15.5          20.1          30.3          46.6          51.9
  - Adjustment by application of adjusting index                  22.5          45.2          89.9         149.5         121.4
  - Quotations Differences on Gold and Foreign Currency           23.2          22.8          12.4          13.4          23.2
  - Other                                                         56.6          31.4          59.2          21.7          16.7
FINANCIAL EXPENSES                                               290.7         263.0         354.5         442.7         408.0
  - Interest on Demand Accounts Deposits                           3.6           4.0           4.1           4.2           5.1
  - Interest on Saving Accounts Deposits                           0.8           1.5           1.4           1.2           1.2
  - Interest on Time Deposits                                    130.9         119.0         114.6         106.5          89.0
  - Interest on Interbank Loans Received (Call Money               1.5           0.8           0.9           1.0           0.6
   Loans)
  - Interest on Loans from Financial Sector                        0.5           0.5           0.6           0.7           0.8
  - For other Liabilities resulting from Financial
   Brokerage                                                      78.9          68.9          91.4          86.8          67.5
  - Interest on Subordinated Negotiable Obligations               24.1          23.2          23.2          22.0          22.5
  - Other interest                                                 1.1           1.3          42.3          38.4          43.2
  - Adjustment by application of adjusting index                   7.8           8.2          43.2         126.7         121.8
  - Contributions to the Deposit Insurance Fund                    5.3           5.0           4.7           4.4           4.0
  - Other                                                         36.2          30.6          28.1          50.8          52.3
GROSS BROKERAGE MARGIN                                           227.7         188.8         122.4         (14.0)        106.3
PROVISIONS FOR LOAN LOSSES                                        72.7          36.8          49.4          26.3          20.6
INCOME FROM SERVICES, NET                                        241.3         220.4         200.0         192.8         173.6
ADMINISTRATIVE EXPENSES                                          339.3         304.3         276.2         278.3         253.4
  - Personnel Expenses                                           174.7         160.7         144.2         146.3         128.6
  - Directors' and Syndics' Fees                                   1.6           1.6           1.7           2.0           1.8
  - Other Fees                                                    12.6           9.6           8.1           9.9           9.5
  - Advertising and Publicity                                     29.5          26.9          24.3          26.0          25.3
  - Taxes                                                         20.4          14.7          13.6          15.0          13.1
  - Depreciation of Premises and Equipment                        13.3          12.0          10.2           9.5           9.3
  - Amortization of Organization and Development Expenses          9.2           8.8           9.0           8.6           8.2
  - Other Operating Expenses                                      49.6          45.5          43.1          40.0          37.6
  - Other                                                         28.4          24.5          22.0          21.0          20.0
MINORITY INTEREST                                                 (9.4)         (9.4)         (4.2)         (1.3)         (7.3)
INCOME FROM EQUITY INVESTMENTS                                     1.4           0.1           0.3          (1.2)          2.6
NET OTHER INCOME                                                 (21.4)        (29.5)          6.4          49.6          57.2
INCOME TAX                                                        20.7          16.7          17.4          13.5          25.2
NET INCOME                                                         6.9          12.6         (18.1)        (92.2)         33.2

(*) Grupo Financiero Galicia, consolidated with subsidiary companies (Art. 33 - Law 19550).